FILED BY: OJSC “Svyazinvest”

PURSUANT TO Rule 135 and Rule 425
under the Securities Act of 1933, as amended

SUBJECT COMPANY: OJSC “N. W. Telecom”,
OJSC “CenterTelecom”,
OJSC “UTK”,
OJSC “VolgaTelecom”,
OJSC “Uralsvyazinform”,
OJSC “SibirTelecom”,
OJSC “Far East Telecom”,
OJSC “Dagsvyazinform”

EXCHANGE ACT FILE NUMBER: 001-14748

DATE: March 15, 2010

Important Information

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform”, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, OJSC “Svyazinvest” and all the abovementioned companies disclaim any responsibility or liability for the violation of such restrictions by any person.

The securities of OJSC “Rostelecom” that may be issued in connection with the proposed business combination to holders of OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform” ordinary and preferred shares (including those shares represented by American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed transactions, the required information document will be filed with, and certified by the Russian Federal Service for the Financial Markets (“FSFM”) and to the extent that OJSC “Rostelecom” is required or otherwise decides to register the issuance of shares by OJSC “Rostelecom” in connection with the business combination in the United States, OJSC “Rostelecom” may file with the United States Securities and Exchange Commission (“SEC”) a registration statement on form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the FSFM, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the FSFM, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from OJSC “Rostelecom” or its duly designated agent. Investors and holders of OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform” securities may obtain free copies of documents filed with the FSFM directly from OJSC “Rostelecom” on its web site at www.rt.ru/en/index.php.

Disclaimer Regarding Forward-Looking Statements

This communication contains forward-looking information and statements about OJSC “Svyazinvest”, OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom”, OJSC “Dagsvyazinform” and their combined business after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of OJSC “Svyazinvest” believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of OJSC “Rostelecom”, OJSC “N. W.  Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform” ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of OJSC “Svyazinvest”, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified, or that will be discussed or identified, in any public filings with the FSFM made by OJSC “Rostelecom”, including those listed under “Risk Factors” in the most recent Annual Report on Form 20-F filed by OJSC “Rostelecom”. Investors and holders of OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform” securities should consider that the occurrence of some or all of these risks may have a material adverse effect on OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform”.

March 10, 2010

Russian daily Vedomosti, Igor Tsukanov & Oleg Salmanov

The Largest Stake

Investment organizations-part of Capital Group became the largest private shareholder of Rostelecom by accumulating ADRs representing 1.2% of the company’s underlying shares. The deals were completed just on the eve of the delisting of Rostelecom’s ADRs.

By the end of 2009 funds belonging to Capital Group family acquired 1,467,609 ADRs issued on Rostelecom shares, representing in total 1.2% of the voting stock, as can be deduced from the data of the depositary - The Bank of New York Mellon. The largest interest - some 741,900 ADRs — according to the depositary data was acquired by Emerging Markets Growth Fund, part of Capital International Funds. Additionally, securities were purchased by Capital International Ltd. (117,409 ADRs) and Capital Guardian Trust Co. (78,200 ADRs).

The funds acquired ADRs just on the eve of the delisting of these securities from New York Stock Exchange, with official trading halted on December 31, 2009. By 19.30 (Moscow time) yesterday the price of one ADR on the Over-the-Counter Market (OTC) was $29.7, while the whole stake accumulated by the funds totaled $43.6 million. Luxman Nathan, a representative of Capital Group confirmed to Vedomosti the size of the block of shares gathered by the managing companies of the group, but refused to comment on details.

Last year Evgeny Yurchenko, CEO of the state-owned Svyazinvest holding purchased minority interests in Rostelecom and also in 7 other Svyazinvest subsidiaries (Inter-Regional Companies or IRCs). Mr. E. Yurchenko explained that in this way he could personally guarantee to minority shareholders of all companies of Svyazinvest group that their interests would be honored in the course of the reorganization process (a merger of all IRCs into Rostelecom). Meanwhile yesterday Mr. E. Yurchenko himself told Vedomosti that he had nothing to do to with Capital International deals, though he believes that the investments made by the funds in Rostelecom securities are sensible despite of the delisting. In a year a united operator is expected to be created on the basis of Rostelecom, which will have its shares listed on a stock exchange and, as Mr. E. Yurchenko is confident, very soon become one of the blue chips.

Evgeny Golosnoy, an analyst from Troyka-Dialog says that if an investor now already intends to become a shareholder of the new united company the simplest way to do so is to acquire a stake in Rostelecom, as trading volumes in its shares are much higher than those in IRCs securities, and the price is rather attractive. Moreover the delisting as such does not mean that the shares are impossible to sell, and has a weak impact on the appeal of the shares for large investors.

OJSC Rostelecom is a long-distance telecommunications carrier. Shareholders: Svyazinvest (50.7%), Vnesheconombank (9.8%), Deposit Insurance Agency (around 30%). Financial performance: (2009, according to RAS, forecast): REVENUE: RUR61.2 billion, net profit: RUR5.1 billion. Market capitalization (on RTS): $4.24 billion.